UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update:**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Check My Pet XP, Inc.

Legal status of issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	WY
Date of organization:	02/25/2022

Physical address of issuer: 810 Pony Express Rd
    Cheyenne, WY 82009

Website of issuer: www.checkmypetxp.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: PicMii Crowdfunding, LLC

CIK number of the intermediary: 0001817013

SEC file number of intermediary: 007-00246

CRD number, if applicable, of intermediary: 310171

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2,500 onboarding fee + 4.9% of raise amount + reimbursement for escrow costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Common Stock

Target number of securities to be offered: 10,000

Price (or method for determining price): $1.00

Target offering amount: $10,000

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 6

Total Assets:	Most recent fiscal year-end:	248,107	Prior fiscal year-end:	194,157
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	262,669	Prior fiscal year-end:	194,157
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-14,562	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**

X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**	X	**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**	X	**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**	X	**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**	X	**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Check My Pet XP, Inc.
(Issuer)

/s/ Homer Richard Hewitt, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Homer Richard Hewitt
(Signature)

Director, CEO, Principal Executive Officer
Principal Accounting Officer
(Title)

January 7, 2025

(Date)

/s/ Jonathan Richard Hewitt
(Signature)

Principal Accounting Officer
(Title)

January 7, 2025
(Date)

FORM C – OFFERING STATEMENT

CHECK MY PET XP, INC.
Target Offering Amount of $10,000
Maximum Offering Amount of $1,235,000

Check My Pet XP, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000 ("**Target Offering Amount**"), and up to a maximum of $1,235,000 ("**Maximum Offering Amount**").of shares of common stock Company (the "**Securities**" or "**Shares**") at a price of $1.00 per Share (this **"Offering"**). The minimum investment for each investor is $100. We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $1,500+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

Tier 4: Invest $25,000+ and receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Offering is being made through PicMii Crowdfunding LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is January 7, 2025.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C, including its exhibits. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Check My Pet XP, Inc. is a Wyoming corporation formed in 2022. The Company is a first mover in home blood testing for pets. We seek to revolutionize the pet healthcare industry by making the detection of unfavorable health symptoms simpler, faster, more convenient and stress-free for pet owners.

Capital Structure

The Company is authorized to issue an unlimited number of shares of common stock and preferred stock. To date, the Company has issued 25,000,000 shares of common stock and no preferred stock. Following this offering, we will have 26,235,000 shares of common stock outstanding, assuming all offered Shares are sold.

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of $10,000, and a maximum of $1,235,000 in Shares of common stock of the Company at a price of $1.00 per Share. The minimum investment for each investor is $100. If the Target Offering Amount has not been raised by the Offering Deadline April 30, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $1,500+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

Tier 4: Invest $25,000+ and receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Shares are being offered on a "best efforts" basis.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Homer Rick Hewitt	Director, CEO	March, 2022 - Present
Catherine Love	Chief Medical Officer	March, 2022- Present
Tripp Jones	Director of Sales	March, 2022- Present
Jonathan Hewitt	VP of Sales; Principal Accounting and Financial Officer	March, 2022- Present
Natysha Hernandez	Chief Operating Officer	March, 2022- Present
Reginald Burress	Chief Technology Officer	March, 2022- Present

We do not have a written agreement with any of our officers or directors.

<u>Homer Rick Hewitt:</u>

Mr. Hewitt is the CEO, CFO and sole director of the Company. Mr. Hewitt has also been a part of several startup companies; one being a manufacturing company which he grew into a multi-million-dollar enterprise, manufacturing products for Wal-Mart, JC Penny, and Dillard's as well as major international retailers. Additionally, Mr. Hewitt has spent the last decade building a startup general contracting company, specializing in disaster recovery. Under his leadership, Phoenix Roofing & Construction, Inc. has grown from a startup to grossing over $40 million in the last fiscal year.

In early 2018, Mr. Hewitt began developing a concept for a disruptive laboratory to home platform, which is now Consult4HealthXP. The products include laboratory panels that ran off of the Advance DX dry spot blood collection card. The products are marketed to customers to include Telemedicine, Pharmacy, Physical Therapy, Chronic Care, and Wellness Care Management, Labs, MRI services just to name a few.

In 2022 Hewitt formed CheckMyPetXP with the same model as Consult4HealthXP only for Pets not Humans.

In the last three years, Mr. Hewitt has worked for the following companies:

Company: Firebird Roofing & Restoration, Inc.
Position: Secretary
Dates: March 2021-Present
Primary Responsibilities: Managed sales and marketing aspects of company operations, additionally oversees construction installation operations including managing all project managers and projects.

Company: Consult4HealthXP (primary position)
Position: CEO
Dates: 2018-Present
Primary Responsibilities: Oversee day-to-day operations of the Company and its product development.

Primary Position: Split time equally between Consult4HealthXP and CheckMyPetXP

Catherine Love

Ms. Love is the CMO (Chief Medical Officer) of the Company. Her primary responsibilities are to oversee the veterinary aspects of the Company's business. She has a Doctorate in Veterinary Medicine from the University of Wisconsin, a German PhD equivalent in Biomedical Technology from the Frei Universitat of Berlin, an Alexander von Humboldt Post-Doctorate Fellowship, and an MBA from Quantic School of Business and Technology. Ms. Love is the head of a multidisciplinary medical research department for the research arm of one of the largest health system in the US. She Specializes in emergency medicine and critical care and has designed, instituted and managed comprehensive multinational conservation programs. Ms. Love is an entrepreneur with a comprehensive skill set including grant writing, securing and managing multiple funding sources, strategic leadership and planning, multi-level project management, international relations, engineering of solutions and execution as well as management of operations.

In the last three years, Ms. Love has worked for the following companies:

Company: Veterinary ICU and Trauma Center (primary position)
Title: Owner Founded, Chief Medical Officer
Dates of Service: Dec 2023-present
Description of Duties: I am responsible for the coordination, procurement and organization of all necessary components of a de novo emergency hospital. This includes development of business model, creation of business plan, five-year plan, design of building, workflows, secure funding, procurement of real estate, inventory planning, recruitment, onboarding, referral partner program development, etc. Serving as Chief Medical Officer, I provided senior leadership for this level 1 trauma center through strategic planning for changing initiatives, budget forecasting and program enhancement, policy development and enforcement. I oversee and directed veterinary services for animals ensuring that the conduction of evidence-based medicine is consistent and above industry standard. We will serve as the teaching hospital for Lyon College School of Veterinary Medicine. I will serve as a clinical professor, oversee students during their clinical rotation, develop the clinical studies program and am already an integral part of curriculum development.

Company: Veterinary Emergency Group
Title: Emergency Clinician
Dates of Service: Oct 2022- Dec 2023

Description of Duties: I perform emergency procedures and monitor the recovery process including evaluating and treating traumatic injuries, performing urgent life-saving surgical procedures, assessing diagnostic test results to create the appropriate treatment plan for critically ill patients. The most important part of my job is to provide compassionate, supportive, detailed communication with clients to ensure they are an active part of their pet's medical treatments. On the administrative side, I supervise intensive care units and oversee veterinary technicians and support staff. As an industry partner, I also communicate regularly with referring veterinarians providing consultations on referral cases as well as simply making sure they are updated and aware of their patients' medical treatment

Company: Vets Pets North Carolina
Title: Relief Emergency Clinician
Dates of Service: Oct 2021- Sept 2022
Description of Duties: I perform emergency procedures and monitor the recovery process including evaluating and treating traumatic injuries, performing urgent life-saving surgical procedures, assessing diagnostic test results to create the appropriate treatment plan for critically ill patients. The most important part of my job is to provide compassionate, supportive, detailed communication with clients to ensure they are an active part of their pet's medical treatments. On the administrative side, I supervise intensive care units and oversee veterinary technicians and support staff. As an industry partner, I also communicate regularly with referring veterinarians providing consultations on referral cases as well as simply making sure they are updated and aware of their patients' medical treatment.

Company: Maine Veterinary Medical Center
Title: Emergency Clinician
Dates of Service: July 2019- May 2021
Description of Duties: As part of an elaborate multi-disciplinary team of specialist, I provide collaborative comprehensive emergency triage and treatment for urgent, emergent and critically ill patients including evaluating and treating traumatic injuries and performing urgent life-saving procedures. In addition to providing services to outpatients, I provide ongoing critical care to hospitalized patients, and I provide compassionate, supportive, detailed communication with clients to ensure they are an active part of their pet's medical treatments. MVMC is a VECCS level one trauma center serving as an industry partner providing intensive and advanced care for pets throughout New Hampshire and Maine. I communicate regularly with referring veterinarians providing consultations on referral cases as well as simply making sure they are updated and aware of their patients' medical treatment.

Primary Position: Veterinary ICU and Trauma Center, Chief Medical Officer

Trip Jones

Mr. Jones is the Director of Sales for the Company. His primary responsibilities are overseeing the process by which our products and services are sold. The founding partner of Healthcare 360, Mr. Jones brings 36+ years of health care experience to bare. Prior to HC360, Tripp was the founding partner of Automated Solutions, Inc (ASI, founded 1987 – sold 1997) a technology company, which specialized in providing healthcare billing application software. ASI was the dominant provider of outpatient billing systems in Nevada, Arizona and Southern California. Mr. Jones's areas of expertise include fiscal benchmarks, effective technologies, practice strategies, client services and proven leadership concepts. Mr. Jones has won, or been nominated for, numerous outstanding achievement and service awards in the Las Vegas community.

Jones, born in Omaha, Nebraska is a 36-year resident of Nevada. Mr. Jones studied at Oklahoma State University where he had a double major, in marketing and finance. His community involvement includes coaching baseball and serving as a volunteer for numerous community organizations.

In the last three years, Mr. Jones has worked for the following companies:

Company: AWE 360 (primary position)
Title: CEO
Dates of Service: 2021-Present
Description of Duties: Overseeing daily operations

Primary Position: AWE 360, CEO.

Jonathan Hewitt

Mr. Hewitt is a director of and lead operator for the Company. He also serves as the principal accounting officer for now. His primary responsibilities are to assist with the day-to-day operations of the Company, financial transactions and research and development. In the last three years, Mr. Hewitt has worked for the following companies:

Company: Firebird Roofing & Restoration, Inc. (primary position)
Position: CFO
Dates: March 2021-Present
Primary Responsibilities: Managed all financial aspects of company operations, including budgeting and strategic cash flow planning, as well as analyzing the short-term and long-term financial position of the company.

Company: Freelance Developer
Position: Fullstack Developer
Dates of Service: December 2020 - Present
Primary Responsibilities: As a freelance full stack developer, I have been responsible for designing, developing, and maintaining web applications, handling both frontend and backend tasks. This includes tasks such as creating user interfaces, implementing server-side logic, database management, and ensuring overall system functionality and performance.

Primary Position: Firebird Roofing & Restoration, Inc, CFO.

Natysha Hernandez

Ms. Hernandez is the COO of the Company. Her primary responsibilities are overseeing the day-to-day operations of the Company and research and development. In the last three years, Ms. Hernandez has worked for the following companies:

Company: Present Vitality Group DX (subsidiaries Consult4HealthXP, AssuredDX, CheckMyPetXP) (primary position)
Title:COO
Dates of Service: November 2021-Present
Description of Duties: Oversee the daily operations of the employer's subsidiaries monitoring sales and logistics, maintain client relationships, as well as manage accounts payable and receivable.

Primary Position: Split time equally between Consult4HealthXP and CheckMyPetXP, COO.

Reginald Burris

Mr. Burris is the CTO of the Company. His primary responsibilities to the Company are to develop and manage our API software that manages the logistics processes of our operations. He is a Dedicated Full-Stack Web Applications and Software Developer with a degree in International Business from the University of Texas at Dallas. Mr. Burris has comprehensive expertise in Microsoft's .NET Stack and C# with a skill set encompassing both front-end and back-end development. His portfolio includes projects involving Large Language Models (LLMs) and automation with AI; founder and lead developer at Dev&Beyond.

In the last three years, Mr. Burris has worked for the following companies:

Company: Dev&Beyond LLC (primary position)
Title: Lead Developer
Dates of Service: 2021 - Present

Description of Duties:

Project Management and Leadership: Successfully managed multiple projects simultaneously, ensuring timely delivery and adherence to client requirements.

Full-Stack Development: Utilized JavaScript, TypeScript, Next.js, Prisma, Node.js, C#, .NET, and Python to develop robust, scalable web applications. Created dynamic, responsive front-end interfaces with React and integrated complex back-end services, working with relational (PostgreSQL, SQL Server, MySQL), non-relational (MongoDB), and vector (Pinecone) databases.

E-commerce Solutions: Designed and implemented custom e-commerce platforms, focusing on user-friendly interfaces, secure payment gateways, and efficient order management systems.
API Integration and Development: Integrated third-party APIs, such as ShipStation for order management and shipping solutions. Developed and maintained RESTful APIs, ensuring seamless data exchange.
Azure Functions: Leveraged Azure Functions to create scalable, serverless solutions. Integrated Python Azure Functions with ShipStation API to automate order creation and shipping label generation, improving operational efficiency.

Client Engagement and Consultation: Worked closely with clients to understand their needs and provide tailored solutions.

API Documentation and Client Support: Developed detailed and user-friendly API documentation.
Continuous Learning and Adaptation: Kept up-to-date with the latest industry trends and technologies.
Customer Dashboard Development: Built comprehensive customer dashboards for e-commerce clients.
Innovative Solutions: Brainstormed and executed innovative business ideas.
Problem Solving: Efficiently diagnosed and resolved technical issues.

Primary Position: Split time equally between Consult4HealthXP and CheckMyPetXP, CTO.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as Shares held by our officers and directors. The following is based on there being a total of 25,000,000 Shares issued and outstanding.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Homer Richard Hewitt	14,660,000 shares of common stock	58.64%

<center>**BUSINESS**</center>

The Company

Check My Pet XP, Inc. is a Wyoming corporation formed in 2022. We are a VIP concierge health service for pet owners. The Company is a first-mover of in-home blood testing for pets through an application. We seek to revolutionize the pet healthcare industry by making the detection of unfavorable health symptoms simpler, faster, more convenient and stress-free for pet owners. The Company is in the development phase and has not begun generating revenues.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Business

The Company operates a platform ("**CMP**") offering state-of-the-art pet health and wellness testing panels based on a patented dry blood cell collection card licensed to the Company, and helps pet owners with early detection of any potential hidden health issues early on, and then translate those insights into action. We provide a solution for pet owners which is differentiated from the current offerings in the market, as all other in-home testing products of which we are aware are currently limited to other less reliable and less insightful screening methods (such as urine, hair, stool, etc.).

We license certain technology for our CMP app from an entity controlled by our CEO under a 100 year, exclusive license. We have a agreed to make $5,000 monthly payments for 36 months, for a total of $180,000, beginning July 1, 2024. We have not made any payments to date and are currently in default of the license agreement; however, our licensor, via our CEO, has orally agreed to waive payment until sufficient funds have been raised in this offering. To the extent there is a dispute between the Company and our licensor, our CEO will experience conflicts of interest in enforcing the license agreement against our licensor and he may favor the interests of our licensor over our interests.

The price of late or inaccurate health symptom detection is very high, not only for humans but also for pets, and concerns exist among many pet owners that veterinary care is expensive and incentivizes deferred medical attention. CMP hopes to save pet owners substantial amounts of time and money and remove a significant amount of the inconvenience associated with visiting a brick and mortar veterinary office or clinic

CMP's solution is to offer non-invasive, hassle-free pet health screening kits which can be performed in-the-home and utilize patented dry blood card collection technology licensed to the Company. The use of our panels will eliminate the need to visit a vet for the collection, handling, and refrigeration of blood, and our labs will ensure accurate and reliable results within 3-5 days (including shipping).

We will offer a fully-integrated and user friendly app-based onboarding technology that initiates the process for pet owners to purchase and submit blood collection kits for testing, and then follow up with a telehealth service or their own vets for consultation or treatment if needed. Our kits eliminate the need for cold storage and test tubes. They only require a small blood sample using a small gauged needle avoiding the more painful larger needles, and the more invasive methods currently required for blood sampling techniques. The patented dry blood collection card we utilize (under license agreement) is listed as a Class 1 Specimen Transport Device; it has been tested for stability up to 165°F, lasts up to 1 month in our transport bag without the need of special handling / packaging, and we have an exclusive license to use this card for pets. Our product and service will allow pet owners to have the tests performed themselves or through an existing uber-like vet tech network, groomers, retail pet chain stores, or pet boarding facilities.

CMP assumes 75% of all kits sold will be its Heartworm and General Health panels (split evenly). The remaining 25% of kits sold is assumed to be split evenly among CMP's other 11 test panels. These assumptions may prove inaccurate and actual results may vary.

 Based on the assumptions above:

➢ The weighted average selling price per kit is $168.36

➢ The weighted average lab processing cost per kit is $65.88

➢ The weighted average gross profit per kit is $67.08

➢ The weighted average cost to manufacture each kit is $16.40

Market Opportunity

The U.S. pet industry, particularly for domestic pets, has been growing steadily and is being driven not only by an aging population seeking animal companions, but also by the availability of pet health insurance options, heightened awareness of and spending on pet health, and rapidly increasing rates of pet ownership by younger generations

The $137BN and rapidly growing U.S. pet industry seeks faster, more accurate, and 24/7 access to pet health data, and pet owners are much more concerned about their pets' health nowadays, as a large majority view their pets as members of the family. As a result they want access to all aspects of their pets' health either online on a computer or from a smart phone in the palm of their hand; with tools such as online symptom checkers providing early health warnings, screening solutions, support with diagnosis, and explanations of diseases, pet owners are now becoming active participants in their pets' wellbeing.

The veterinary services market in the US is showing a growth trend with an exponential increase in market size, reflecting a rising demand for veterinary care; the lab diagnostics segment focused on blood work for pets shows:

– Veterinary blood work market estimated to be around $2.5BN in 2021 and expected to reach over $3.5BN by 2028 (5.4% CAGR).

– Major companies include IDEXX Laboratories, Antech Diagnostics, Zoetis, Thermo Fisher Scientific, and VCA Inc.; IDEXX has the largest market share.

– Key customers include vet clinics and hospitals providing services to pet owners and animals, shelters, research labs, zoos and livestock producers.

– Common tests include complete blood counts, blood chemistry panels, electrolyte panels, glucose testing, thyroid screens, and tests for heartworm/parasites.

– Growth drivers include rising pet health expenditures, demand for preventative care and early diagnosis, and pet insurance coverage for labs.

– Industry trends include point-of-care analyzers in clinics, reference lab and vet practice consolidation, specialized genetic tests, and veterinary telehealth.

– Pricing can range from $50 for simple lab work up to $200-$300 for more extensive panels and specialty testing

Our Competitive Advantage

Since blood work for pets is a crucial part of veterinary diagnostics in terms of monitoring health and detecting illnesses, CMP is well positioned to be the first mover in the market of in-home pet blood screening with its dry blood collection card kits – and we have an exclusive license from Advance DX, the patent holder and supplier of the dry blood collection card, with respect to using this technology for pets. CheckMyPet XP is aimed at giving pet owners a solution for easy symptom screening, support with clinical diagnosis, and the preventive/proactive care that pets owners in the U.S. both want and need.

To our knowledge, we are a first mover in this space and are not aware of any competitors.

Intellectual Property

The Company does not own any intellectual property. We do have a three year exclusive license agreement for use of the blood card used for our testing on pets and an exclusive license for our application technology from a licensor controlled by our CEO.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and online sales. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

In the world of applications, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks for robotics companies. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, in the rapidly evolving field of robotics, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

Our Company is subject to legal risk.

Our Company is developing products for testing blood of animals. Any malfunctions caused by our products that miss diagnose could be detrimental to the Company. The Company could be subject to litigation if our products do not work properly. In addition, our Company deals with vast amounts of sensitive data, raising concerns about potential breaches and misuse of information, leading to legal consequences. Intellectual property theft and patent infringements are other liability risks, with competitors and individuals keen on exploiting cutting-edge technology. Any litigation would reduce the resources of the Company and require time of our officers to be diverted from our operations.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We may not be able to continue to successfully maintain or grow usage of and engagement with applications that integrate with our products.

We may not be able to continue to successfully maintain and develop new software and other applications that integrate with our products. If we are not successful in our efforts to maintain and improve software that integrate with our products, the development of existing and new products may suffer, we may have difficulties competing in the market space, and our financial results may be adversely affected.

The markets for our products may develop more slowly than we expect, or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company's success depends in part on the experience and skill of its executive officers, and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and its affiliates and the Company.

The management and their affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company. Similarly, we license technology from an entity controlled and principally owned by our CEO, Homer Richard Hewitt. Mr. Hewitt will experience conflicts of interest should there ever be a dispute between the Company and our licensor. In such dispute, we may not fair as well as we would with an independent third party licensor.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including, volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our proprietary rights.

The Company currently does not have any of its intellectual property protected by patents or trademarks and is subject to license agreements for our blood-card and technology products. Our success will depend on our ability to maintain our rights to use any such intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We are an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), negotiating license agreements with third-party owners of intellectual property to secure rights we will need for our business, and commencing initial business operations. From inception through December 31, 2023, we have incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Our business is highly dependent upon our intellectual property license agreements with licensors, which subject us to material risks.

Our contemplated blood test kits and certain technology are being used by us under license agreements, which grant us the right to use certain intellectual property. Our license agreements typically provide that our licensors own the licensed intellectual property rights. As a result, upon termination of the licenses, we would no longer have the right to use such intellectual property, while our licensor could engage a competitor to do so. We believe our ability to retain our license agreements depends, in large part, on the strength of our relationships with our licensors. Any events or developments adversely affecting those relationships, or the loss of one or more members of our management team, particularly our Chief Executive Officer, could adversely affect our ability to maintain and renew our license agreements on similar terms or at all. The termination or failure to renew one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. While we may enter into additional license agreements in the future, the terms of such license agreements may be less favorable than the terms of our existing license agreements.

If we breach any of these obligations or any other obligations set forth in any of our license agreements, our rights under such license agreements could be terminated, which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the full benefit of our licenses if the intellectual property we license has less market appeal than expected.

We seek to operate primarily based on intellectual property owned by third parties and licensed to us. If the performance of one or more of such intellectual property assets fails to meet expectations or if there is a shift in consumer tastes away from such assets generally, our results of operations could be adversely affected. In addition, competition in our industry for access to licensed properties can lessen our ability to secure, maintain, and renew our existing licenses on commercially reasonable terms, or at all.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our potential for growth largely depends on our ability to innovate and add value to our products and services with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and licensors. We plan to continue making, significant investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, the value of our company may be adversely affected.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We intend rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to develop new relationships with new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

An investment in the Company may have numerous tax consequences.

Any investment in the Securities and the Company may have significant tax consequences to shareholders. Prospective investors are urged to consult their personal tax advisors concerning the tax consequences of an investment in the Offering based on their particular circumstances. We are not providing any tax advice to investors, except that we encourage Investors to seek advice from competent tax advisors as to the consequences of an investment in the Company.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's common stock immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. Because the Company has authorized unlimited shares of common stock, such dilution is not capped at any number. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Anti-takeover provisions in Wyoming law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Wyoming corporation, and the anti-takeover provisions of the Wyoming Revised Statutes may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our articles of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Our largest stockholder beneficially owns a significant number of shares of our common stock. Such stockholder's interests may conflict with other stockholders, who may be unable to influence management and exercise control over our business.

As of the date of this offering, our largest stockholder, our CEO, owns over 57% of our shares of common stock currently outstanding. As a result, such stockholder may be able to: elect or defeat the election of our directors, amend, or prevent amendment to our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the stockholders for vote. Accordingly, other stockholders may be unable to influence management and exercise control over our business.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. .

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has authorized unlimited shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a minimum of $10,000, and a maximum of $1,235,000 in Shares of common stock of the Company at a price of $1.00 per Share. The minimum investment for any investor is $100. If the Target Offering Amount has not been raised by the Offering Deadline of April 30, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Tier 1: Invest $1,500+ and receive 10% bonus shares.

Tier 2: Invest $5,000+ and receive 15% bonus shares.

Tier 3: Invest $10,000+ and receive 20% bonus shares.

Tier 4: Invest $25,000+ and receive 25% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, PicMii Crowdfunding LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$2,500 activation fees;

4.9% of the amount raised in the Offering;

And an amount equal to the sum of the actual fees charged by the Escrow Holder and Payment Method fees incurred by the Escrow Holder will be deducted from the issuer's proceeds and paid to the Escrow Holder.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering.

Use of Proceeds	Percentage Target Raise	Percentage Max Raise
Fees to Intermediary	4.9%	4.9%
Panel Validation and R&D	15%	15%
Marketing and Advertising	30%	30%
Initial Inventory	15%	15%
Operations	35.1%	35.1%

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase shares by completing the subscription process hosted by PicMii Crowdfunding, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

      i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

      ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

      iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all securities have been sold or the Offering Deadline. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue an unlimited number of shares of common and preferred stock, Nil par value. The Company currently has approximately 25,000,000 Shares of common stock outstanding. The Company has not designated or issued any preferred stock.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by the laws of the State of Wyoming, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the board of directors without approval of the holders of common stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the Preferred Stock, or any future class or series of Preferred Stock or common stock.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Wyoming Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additional issuances of securities. Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily primarily basing it upon the projected revenue and comparative company valuations.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Debt

As of December 31, 2023, the Company had $248,107 of notes payable and $15,562 in accounts payable. The note payable is to our CEO and accrues interest at 8% per year. It matures December 31, 2024. Our CEO has agreed to cancel this debt in exchange for our entering into a license agreement with an entity controlled by our CEO for our use of its technology in our application.

Outstanding Options, Safes, Convertible Notes, Warrants

None

Transfer Agent and Registrar

PicMii Crowdfunding, LLC will act as transfer agent and registrar for the Securities. All Shares will be issued in book entry form.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

The Company is in its business development phase and has not begun significant operations. Consequently, the Company has not generated any revenues and have incurred only liabilities since its inception. The Company hopes to be able to generate revenues within 18 months of closing this Offering.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

As of December 31, 2023, the Company had no cash or cash equivalents. At December 31, 2023, we had $262,669 in liabilities; however, our CEO has agreed to cancel $248,107 of debt owed him in exchange for our entering a license agreement with an entity controlled by him for our use of its application technology. We are reliant on proceeds from this offering to pay our expenses and launch public operations.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Our plan of operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations.

As we have not begun operations, we are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

Previous Offerings of Securities

The Company has not conducted a previous securities offering. It has issued Shares to its officers, directors and service providers.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In December 2022, our CEO made a loan to the Company and the Company issued the CEO a promissory note that accrues interest at a rate of 8% a year and matures on December 31, 2024. The balance, including interest, of the note as of December 31, 2023 was $262,669. Our CEO has agreed to cancel this debt in exchange for our entering into the below discussed license agreement, which we have done.

On May 31, 2024, the Company entered into a license agreement with an entity, Consult4Health XP, Inc., controlled and principally owned by our CEO. The Company has licensed certain technology relating to its CMP application programs. The Company has agreed to pay $180,000 for such license in 36 equal monthly installments, beginning July 1, 2024. The Company has not yet made any payments and is in default of the license agreement. Notwithstanding the foregoing, our licensor has orally agreed, through our CEO, The license term is for 100 years, unless terminated for cause, with successive five-year renewal terms. The license agreement is included as Exhibit H.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.checkmypetxp.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.picmiicrowdfunding.com/CheckMyPet%20XP.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit A   Reviewed Financial Statements
Exhibit B   Campaign Page
Exhibit C   Subscription Agreement
Exhibit D   Articles of Incorporation
Exhibit E   Bylaws